

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Zaid Pardesi
Chief Financial Officer
Oaktree Acquisition Corp. II
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Acquisition Corp. II**
> **Form 8-K filed December 2, 2021**
> **File No. 001-39526**

Dear Mr. Pardesi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction